Points International Engages Liolios to Lead New Strategic Investor
Relations Program

TORONTO – April 3, 2018 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points), the global leader in powering loyalty commerce, has engaged Liolios Group to lead a new strategic investor relations and financial communications program.

“Over the last couple of years, we’ve bolstered our unique position in the loyalty commerce industry by investing in new growth segments and significantly enhancing our platform capabilities,” said Rob MacLean, CEO of Points. “This was accomplished through both acquisition and investing in our core technology to address the large and growing opportunity we see in the loyalty program marketplace. These investments have culminated into an even stronger outlook for our business going forward, as reflected by our 2018 financial guidance, announced earlier this year.”

“Given our momentum,” MacLean continued, “we have engaged a team of experienced professionals to help us strengthen investor communications, provide greater transparency to our performance, and increase awareness in the financial marketplace. Liolios brings a solid track record of helping companies like ours enhance shareholder value by delivering the right message to the right audience with persistency and focus.”

Liolios will work closely with management to develop and execute a comprehensive capital markets strategy, which will include messaging and corporate positioning, strategic advisory and introductions to new investors and key influencers across the financial community.

Founded in 1999 and based in Southern California, Liolios Group combines deep capital markets expertise gained from years of Wall Street experience with extensive investor relations and strategic consulting capabilities.

For more information about Points, contact Liolios at 949-574-3860 or email PCOM@liolios.com.

About Liolios Group
Liolios is a highly selective and comprehensive investor relations firm specializing in small-cap companies. The firm aims to deliver superior performance in corporate messaging and positioning, investor awareness, analyst and financial press coverage, and capital attraction. Founded in 1999, Liolios executives have extensive experience in finance and investments, and represent clients in a wide range of industries, including technology, digital media, consumer/internet retail, healthcare/life sciences, natural resources and business services. For more information about Liolios, please visit www.liolios.com.

About Points International Ltd.
Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Investor Relations Contact:
Sean Mansouri or Cody Slach
Liolios Group, Inc.
949-574-3860
PCOM@liolios.com